

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 04-05

March 30, 2006

Mr. Guy Elliot
Finance Director
Rio Tinto plc & Rio Tinto Limited
6 St James's Square
London, SW1Y 4LD, England

      Re: **Rio Tinto plc & Rio Tinto Limited**
             Form 20-F for Fiscal Year Ended December 31, 2004
             Filed June 27, 2005
             Response Letter Dated, January 27, 2006
             File No. 1-10533 & 0-20122

Dear Mr. Elliot:

      We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Engineering Comments

General

1.   We wish to clarify prior comment number 5. Please disclose within the filing the average sales price of your salable products. This information may be from public source data, press releases or similar product prices within your market areas for the following: gold, silver, copper, lead, molybdenum, uranium, zinc, iron ore, diamonds, coal, borates, potash, trona, bauxite, talc, salt/gypsum, and titanium oxide. Please place this information in a table or on a chart illustrating a three year price history. Discuss the sales price changes and the impact on revenues.

2.   We wish to clarify prior comment number 6. Please disclose within the filing, the market price used to calculate all stated proven and probable reserves.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Ken Schuler, Mining Engineer, at (202) 551-3705 with questions about engineering comments. Please contact Kevin Stertzel at (202) 551-3723 or me at (202) 551-3740 with any other questions.

Sincerely,



H. Roger Schwall
Assistant Director